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                                   Exhibit 8.1




The following table sets forth a list of our subsidiaries. Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended).

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Name of Subsidiary                                Jurisdiction of Incorporation
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Elron Software Inc.                               Delaware
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Elron Telesoft Inc.                               Delaware
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Elbit Systems Ltd.                                Israel
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Given Imaging Ltd.                                Israel
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